Room 4561

February 28, 2007

Boaz Raviv
Chief Executive Officer
RADVISION Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel

      Re: RADVISION Ltd.
             Form 20-F for Fiscal Year Ended December 31, 2005
             Forms 6-K filed on April 27, July 27, August 7 and October 26, 2006
             File No. 0-29871

Dear Mr. Raviv:

      We have completed our review of the above referenced filings and have no further comments at this time.

      Sincerely,

      Stephen G. Krikorian
      Accounting Branch Chief

cc: <u>Via Facsimile</u>
        Steven J. Glusband
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005-2072
        Telephone: (212) 238-8605
        Facsimile: (212) 732-3232